SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL INFORMS SHAREHOLDING RESTRUCTURING OF ITS CONTROLLING SHAREHOLDER

São Paulo, April 10, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, informs that its controlling shareholder, Aeropar Participações S.A. (“Aeropar”), concluded, on March 17, 2006, a restructuring of its corporate shareholdings, by means of which 31,493,863 preferred shares of GOL, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas, registered in the CNPJ/MF under no. 07.672.313/0001 -35 (“Fund”). Comporte Participações S.A. (“Comporte”) also transferred its 3,351,775 preferred shares of GOL to the same Fund. The shares transferred to the Fund were not part of GOL’s free float.

As a result of these two transfers, the Fund now holds 34,845,638 preferred GOL shares, equivalent to 40.27% of this share class and 17.78% of GOL’s total capital. Aeropar and the Fund jointly hold 73.6% of GOL’s total capital.

The restructuring of the Aeropar and Comporte corporate shareholdings did not alter the final beneficiaries (individuals) of both companies. The Fund’s only quota-holders are the same final beneficiaries of both Aeropar and Comporte, the previous holders of the GOL preferred shares transferred to the Asas Fund. There was no change whatsoever in the shareholding control (individuals) or the management structure of GOL as a result of this restructuring.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033 4393
Investor Relations
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.